                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                                SCAN-OPTICS, INC.
                              ---------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.02
                        --------------------------------
                         (Title of Class of Securities)

                                    805894102
                              ---------------------
                                 (CUSIP Number)

                                Walter J. Schloss
                    Walter & Edwin Schloss Associates, L.P.*
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 370-1844
                           ----------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                SEPTEMBER 4, 1997
                        ---------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


________________________

*   formerly known as Walter J. Schloss Associates


CUSIP NO. 805904102
1)       Name of Reporting Person                               Walter & Edwin Schloss
         S.S. or I.R.S. Identifica-                             Associates, L.P.
         TION NO. OF ABOVE PERSON                               EMPLOYER I.D. NO. 13-6065556
--------------------------------------------------------------------------------------------

2)       Check the Appropriate Box                              (a)
                                                                   -------------------------
         if a Member of a Group                                 (b)                     X
                                                                   -------------------------
         (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------------------

3)       SEC USE ONLY
--------------------------------------------------------------------------------------------
4)       Source of Funds (See
         INSTRUCTIONS)                                                                  WC
--------------------------------------------------------------------------------------------
5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         suant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------------------
6)       Citizenship or Place of                                                  Delaware
         Organization
--------------------------------------------------------------------------------------------

Number of             (7)     SOLE VOTING POWER                               525,000 SHARES
Shares Bene-         -----------------------------------------------------------------------
ficially              (8)     Shared Voting
Owned by                      POWER                                                   -0-
Each Report-         -----------------------------------------------------------------------
ing Person            (9)     Sole Dispositive
With                          POWER                                           525,000 SHARES
                     -----------------------------------------------------------------------
                     (10)     Shared Dispositive
                              POWER                                                   -0-
                     -----------------------------------------------------------------------

11)      Aggregate Amount Beneficially
         OWNED BY EACH REPORTING PERSON                                       525,000 SHARES
--------------------------------------------------------------------------------------------
12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------------------
13)      Percent of Class Represented
         BY AMOUNT IN ROW (11)                                                        7.5%(1)
--------------------------------------------------------------------------------------------
14)      Type of Reporting Person (See
         INSTRUCTIONS)                                                                  PN
--------------------------------------------------------------------------------------------


__________________
(1) Based on total outstanding shares of 6,988,218 of Common Stock, $.02 par value ("Common Stock") as reported in the Company's Proxy Statement, dated April 14, 1997.

                               Page 2 of 8 Pages


CUSIP NO. 805894102
1)       Name of Reporting Person                               Walter J. Schloss
         S.S. or I.R.S. Identifica-                             Soc. Sec. No. ###-##-####
         TION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------------------
2)       Check the Appropriate Box                              (a)
                                                                   -------------------------
         if a Member of a Group                                 (b)                     X
                                                                   -------------------------
         (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------------------
4)       Source of Funds (See
         INSTRUCTIONS)                                                                  PF
--------------------------------------------------------------------------------------------
5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         SUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------------------
6)       Citizenship or Place of
         ORGANIZATION                                                     UNITED STATES
--------------------------------------------------------------------------------------------

Number of             (7)     SOLE VOTING POWER                           17,000 SHARES
Shares Bene-         -----------------------------------------------------------------------
ficially              (8)     Shared Voting
Owned by
Each Report-                  POWER                                      525,000 SHARES(1)
ing Person           -----------------------------------------------------------------------
With                  (9)     Sole Dispositive

                              POWER                                       17,000 SHARES
                     -----------------------------------------------------------------------
                     (10)     Shared Dispositive

                              POWER                                      562,000 SHARES(1,2)
--------------------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially
         OWNED BY EACH REPORTING PERSON                                  542,000 SHARES(1)
--------------------------------------------------------------------------------------------
12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         SHARES (SEE INSTRUCTIONS)                                                      X
--------------------------------------------------------------------------------------------
13)      Percent of Class Represented
         BY AMOUNT IN ROW (11)                                                          7.8%
--------------------------------------------------------------------------------------------

14)      Type of Reporting Person (See
         INSTRUCTIONS)                                                                  IN
--------------------------------------------------------------------------------------------

______________

(1) Includes 525,000 shares owned by Walter & Edwin Schloss Associates, L.P. ("Associates"), of which Schloss Management Company ("Management") is the general partner. Walter J. Schloss is one of the general partners of Management. By reason of his capacity as general partner of Management, Walter J. Schloss may be deemed to have shared dispositive power and shared voting power of such shares.

(2) Includes 20,000 shares held in accounts of clients of Walter Schloss, with respect to which he may from time to time possess certain indicia of investment discretion, but as to which he has no voting power and he disclaims beneficial ownership.

                               Page 3 of 8 Pages


CUSIP NO. 805894102
1)       Name of Reporting Person                               Edwin W. Schloss
         S.S. or I.R.S. Identifica-                             Soc. Sec. No. ###-##-####
         TION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------------------
2)       Check the Appropriate Box                              (a)
                                                                   -------------------------
         if a Member of a Group                                 (b)                     X
                                                                   -------------------------
         (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------------------
4)       Source of Funds (See
         INSTRUCTIONS)                                                                  PF
--------------------------------------------------------------------------------------------
5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         SUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------------------
6)       Citizenship or Place of                                             United States
         ORGANIZATION
--------------------------------------------------------------------------------------------

Number of             (7)     SOLE VOTING POWER                     30,000 SHARES
Shares Bene-         -----------------------------------------------------------------------
ficially              (8)     Shared Voting
Owned by
Each Report-                  POWER                                525,000 SHARES(1)
ing Person           -----------------------------------------------------------------------
With                  (9)     Sole Dispositive

                              POWER                                 30,000 SHARES
                     -----------------------------------------------------------------------
                     (10)     Shared Dispositive

                              POWER                                555,000 SHARES(1)
--------------------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially
         OWNED BY EACH REPORTING PERSON                            555,000 SHARES(1)
--------------------------------------------------------------------------------------------
12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         SHARES (SEE INSTRUCTIONS)                                                      X
--------------------------------------------------------------------------------------------
13)      Percent of Class Represented
         BY AMOUNT IN ROW (11)                                                          7.9%
--------------------------------------------------------------------------------------------

14)      Type of Reporting Person (See
         INSTRUCTIONS)                                                                  IN
--------------------------------------------------------------------------------------------


_____________
(1) Includes 525,000 shares owned by Associates of which Management is the general partner. Edwin W. Schloss is one of the general partners of Management. By reason of his capacity as general partner of Management, Edwin W. Schloss may be deemed to have shared dispositive power and shared voting power of such shares.


                               Page 4 of 8 Pages

                             INTRODUCTORY STATEMENT



              On September 8, 1989, there was filed with the Securities and Exchange Commission a Statement on Schedule 13D (the " Original Statement") relating to shares of Common Stock, par value $.02 per share (the "Common Stock"), of Scan-Optics, Inc. (the "Company"), beneficially owned by Walter & Edwin Schloss Associates, L.P. (formerly known as Walter J. Schloss
Associates) ("Associates"), Walter J. Schloss and Edwin W. Schloss.
Associates, Walter J. Schloss and Edwin W. Schloss filed Amendment No. 1 to the Original Statement ("Amendment No. 1") on May 24, 1994, Amendment No. 2 to the Original Statement on December 22, 1995 ("Amendment No. 2"), Amendment No. 3 to the Original Statement on February 4, 1997 ("Amendment No. 3), and Amendment No. 4 to the Original Statement on August 19, 1997 ("Amendment
No. 4"); the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 are collectively referred to as the "Statement"). All capitalized terms used herein and not otherwise defined herein shall have the same respective meanings as used in the Statement.

              This Amendment No. 5 is being filed to report the disposition by Associates and by Edwin Schloss of shares of Common Stock of the Company. The Statement is hereby amended as follows:

Item 5.       INTEREST IN SECURITIES OF THE ISSUER.

              Item 5 of the Statement is hereby amended and restated as follows:

              (a) As of the date hereof, Associates beneficially owns directly 525,000 shares of Common Stock (the "Partnership Shares"), which constitutes approximately 7.5% of the outstanding shares of Common Stock of the Company. Walter J. Schloss and Edwin W. Schloss are general partners of Management, the general partner of Associates. Walter J. Schloss has a 12.5% interest in the profits of Associates due to his general partner interest and a 12.250% interest in the profits of Associates due to his limited partnership interests in Associates. Therefore, Walter J. Schloss has a 24.75% pecuniary interest in such shares. Edwin Schloss has a 12.5% interest in the profits of Associates due to his general partner interest and a 1.777% interest in the profits of Associates due to his limited partnership interests in Associates. Therefore, Edwin Schloss has a 14.277% pecuniary interest in such shares.

              As of the date hereof, and subject to the limitations of his pecuniary interest in such shares as described above, Walter J. Schloss beneficially owns 542,000 shares (including the shares owned by Associates) of Common Stock, which constitutes approximately 7.8% of the outstanding shares of Common Stock.


                               Page 5 of 8 Pages

              As of the date hereof, and subject to the limitations of his pecuniary interest in such shares as described above, Edwin W. Schloss beneficially owns 555,000 shares (including the shares owned by Associates) of Common Stock, which constitutes approximately 7.9% of the outstanding shares of Common Stock.

              In addition, Walter J. Schloss and Edwin Schloss provide investment advice in the ordinary course of business to clients. Walter J. Schloss and Edwin W. Schloss may, at any given time or from time to time, possess certain indicia of investment discretion with respect to shares of Common Stock held in the accounts of their respective clients, but as to which neither Walter J. Schloss nor Edwin W. Schloss have any voting powers. The filing of this Statement should not be deemed an admission that either Walter J. Schloss or Edwin W. Schloss was the beneficial owner of the shares of Common Stock held in said client accounts.

              (b) Associates has sole power to vote and dispose of the Partnership Shares, except that Walter J. Schloss and Edwin W. Schloss, solely by reason of their positions as general partners of Management, the general partner of Associates, may be deemed to have shared power to vote and dispose of the Partnership Shares.

              Walter J. Schloss and Edwin W. Schloss each have sole power to vote and dispose of the shares of Common Stock beneficially owned directly by them.

              (c) (i) Information with respect to all transactions in Common Stock effected by Associates since the date of Amendment No. 4 are as follows:

          DATE            SHARES SOLD       PER SHARE PRICE
         9/2/97             45,000               $8.769
         9/3/97              7,000               $8.875
         9/4/97             60,000               $9.9792
         9/8/97             15,000              $10.6083

All such transactions were open market transactions, and Associates paid normal and customary brokerage commissions in connection with such transactions.

              (ii) Information with respect to all transactions in Common Stock effected by Edwin Schloss since the date of Amendment No. 4 are as follows:

          DATE            SHARES SOLD       PER SHARE PRICE
         9/3/97             10,000               $8.875


                               Page 6 of 8 Pages

         9/4/97              1,500               $8.875
         9/4/97              2,700               $9.8125

All such transactions were open market transactions, and Edwin Schloss paid normal and customary brokerage commissions in connection with such transactions.

              (d) To the best knowledge of Associates, no person other than Associates has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Partnership Shares, except that Walter J. Schloss and Edwin W. Schloss may be deemed to have such rights and powers solely by reason of being general partners of Management, the general partner of Associates.

              To the best knowledge of Walter J. Schloss and Edwin W. Schloss, respectively, each person maintaining an investment advisory account with him has the sole right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held in said person's account.

              (e)     Not Applicable.


                               Page 7 of 8 Pages

                                    SIGNATURE

              After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      /S/ WALTER J. SCHLOSS
                                      ------------------------------------
                                      Walter J. Schloss

                                      /S/ EDWIN W. SCHLOSS
                                      ------------------------------------
                                      Edwin W. Schloss

                                      WALTER & EDWIN SCHLOSS ASSOCIATES,
                                        L.P.

                                      By Schloss Management Company,
                                       General Partner

                                      By: /S/ WALTER J. SCHLOSS
                                         ------------------------------------
                                          Walter J. Schloss, General
                                            Partner


                                      By: /S/ EDWIN W. SCHLOSS
                                         ------------------------------------
                                          Edwin W. Schloss, General
                                            Partner


                               Page 8 of 8 Pages